SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                     FORM 11-K
                                   ANNUAL REPORT
                         Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]. For fiscal year ended December 31, 1993.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from
        to                 .

Commission file number 1-9874

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CALIFORNIA ENERGY COMPANY, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CALIFORNIA ENERGY COMPANY, INC.
                               302 South 36th Street
                                     Suite 400
                               Omaha, Nebraska 68154

REQUIRED INFORMATION

The following financial statements are furnished for the plan:

1. Independent auditors' report.

2. Audited statements of net assets available for plan benefits as of December 31, 1994 and 1993.

3. Audited statements of changes in net assets available for plan benefits for the year ended December 31, 1994 and 1993.

4. Notes to financial statements.

5. Item 27(a) schedule of assets held for investment purposes at December 31, 1994.

6. Item 27(a) schedule of transactions in excess of 5% of plan value for the year ended December 31, 1994.

7. Exhibit I - Consent of independent public accountants with respect to the plan annual financial statements incorporated by reference on Form S-8.


SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on is behalf by the undersigned hereunto duly authorized on June 30, 1995.

              CALIFORNIA ENERGY COMPANY, INC.
              401(k) PLAN



              By
              Gregory E. Abel
              Vice President and
              Corporate Controller


CALIFORNIA ENERGY COMPANY, INC.
401(k) SAVINGS PLAN

Financial Statements, Supplemental Schedules for the Years Ended December 31, 1994 and 1993 and Independent Auditors' Report



CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits with Fund
Information as of December 31, 1994 and 1993                              2-3

Statements of Changes in Net Assets Available for Benefits
with Fund Information for the Years Ended December
31, 1994 and 1993                                                         4-5

Notes to Financial Statements                                             6-8


SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1994:

   Item 27a - Schedule of Assets Held for Investment Purposes             9

   Item 27d - Schedule of Reportable Transactions                         10



SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.


EXHIBIT I - Consent of Independent Public Accountants                     11


INDEPENDENT AUDITORS' REPORT

To the Trustees of California Energy Company, Inc.
  401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of California Energy Company, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards
 . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 29, 1995


CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1994

                                                        Dreyfus     Dreyfus                  New England
                                            Capital     Capital      New          Dreyfus    Guaranteed                 California
                                          Preservation   Value      Leaders         GNMA     Investment       Loan        Energy
ASSETS                           Total       Fund        Fund        Fund           Fund        Fund          Fund       Stock
INVESTMENTS, at fair value:
Capital Preservation Fund      $ 803,968  $ 803,968    $     -      $       -      $     -     $     -      $      -     $       -
Dreyfus Capital Value Fund       569,820          -    569,820              -            -           -             -             -
Dreyfus New Leaders Fund       1,267,185          -          -      1,267,185            -           -             -             -
Dreyfus GNMA Fund                764,833          -          -              -      764,833           -             -             -
California Energy Stock        1,612,188          -          -              -            -           -             -     1,612,188
Money Market Fund                 47,511     21,573          -              -            -           -             -        25,938
New England Guaranteed
 Investment Fund                 730,629          -          -              -            -     730,629             -             -
Loans to participants            577,053          -          -              -            -           -       577,053             -

   Total investments           1,373,187    825,541    569,820      1,267,185       764,833    730,629       577,053     1,638,126


CONTRIBUTIONS RECEIVABLE:
Employer                          80,561     15,977     10,238         21,048        11,076          -             -        22,222
Employee                          43,450      7,864      5,342         12,303         5,767          -             -        12,174

  Total contributions
    receivable                   124,011     23,841     15,580         33,351        16,843          -             -        34,396

NET ASSETS AVAILABLE FOR
  BENEFITS                    $6,497,198   $849,382   $585,400     $1,300,536      $781,676   $730,629      $577,053    $1,672,522

See notes to financial statements.


CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1993

ASSETS                                             Guaranteed     Dreyfus         Dreyfus
                                                   Investment     Capital           New          Dreyfus  California
                                                      Fund         Value          Leaders         GNMA       Loan            Energy
                                       Total         Trust         Fund            Fund           Fund       Fund             Stock
INVESTMENTS, at fair value:
Guaranteed Investment Fund Trust     $ 593,294     $593,294    $      -         $     -       $      -    $      -     $        -
Dreyfus Capital Value Fund             347,564            -     347,564               -              -           -              -
Dreyfus New Leaders Fund               970,514            -           -         970,514              -           -              -
Dreyfus GNMA Fund                      695,417            -           -               -        695,417           -              -
California Energy Stock              1,371,534            -           -               -              -           -      1,371,534
Money Market Fund                        5,977            -           -               -              -           -          5,977
Loans to participants                  334,330            -           -               -              -     334,330              -

   Total investments                 4,318,630      593,294     347,564         970,514        695,417     334,330      1,377,511


CONTRIBUTIONS RECEIVABLE:
Employer                                66,308       10,100       7,459          19,259         11,145           -         18,345
Employee                                34,327        5,433       3,563          10,192          6,059           -          9,080

Total contributions receivable         100,635       15,533      11,022          29,451         17,204           -         27,425


NET ASSETS AVAILABLE FOR
  BENEFITS                          $4,419,265     $608,827    $358,586        $999,965      $ 712,621    $334,330     $1,404,936


See notes to financial statements.


CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1994

                                                            Dreyfus     Dreyfus                   New England
                                                Capital      Capital       New        Dreyfus        Guaranteed              Califor
                                              Preservation    Value      Leaders       GNMA          Investment    Loan        Energ
                                      Total      Fund          Fund        Fund         Fund          Fund        Fund        Stock
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Interest                            $ 122,040    $ 37,995   $      -     $      -    $      -     $ 54,597    $ 28,563    $    885
Dividend income                       159,272           -     12,879      101,219      45,174            -           -           -
Net (depreciation) in the
  fair value of investments          (484,700)          -    (32,260)    (103,405)    (68,423)           -           -    (280,612)

     Net investment income           (203,388)     37,995    (19,381)      (2,186)    (23,249)      54,597      28,563    (279,727)

Contributions:
Employer                              479,118      89,731     51,476      130,522      74,664            -           -     132,725
Employee                            1,185,130     226,002    130,528      321,645     191,937            -           -     315,018
Rollovers                           1,168,570      16,062     85,388       33,568      27,619      899,763           -     106,170

      Total contributions           2,832,818     331,795    267,392      485,735     294,220      899,763           -     553,913

      Total additions               2,629,430     369,790    248,011      483,549     270,971      954,360      28,563     274,186

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to
 terminated participants             (551,497)    (58,721)   (42,961)     144,267)    (69,205)

NET TRANSFERS AMONG FUNDS                   -     (70,514)    21,764      (38,711)   (132,711)    (223,731)    265,555     178,348

NET INCREASE                        2,077,933     240,555    226,814      300,571      69,055      730,629     242,723     267,586

NET ASSETS AVAILABLE FOR BENEFITS,
 Beginning of the Year              4,419,265     608,827    358,586      999,965     712,621            -     334,330   1,404,936


NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  End of the Year                  $6,497,198    $849,382   $585,400   $1,300,536    $781,676     $730,629    $577,053  $1,672,522


See notes to financial statements.

CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
INFORMATION

YEAR ENDED DECEMBER 31, 1993

                                             Guaranteed      Dreyfus        Dreyfus
                                             Investment      Capital         New           Dreyfus                 California
                                                Fund           Value        Leaders         GNMA        Loan         Energy
                                     Total      Trust           Fund         Fund           Fund        Fund         Stock
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Interest                           $ 28,606     $  2,445     $  1,003        $ 4,957      $   2,892      $ 4,303       $ 3,006
Dividend income                      81,061       29,777        6,755          1,797         42,732            -             -
Net appreciation in the fair
  value of investments              272,121            -       23,865        120,284          9,931            -       118,041

Net investment income               381,788       32,222       31,623        127,038         55,555       14,303       121,047

Contributions:
Employer                            385,755       59,861       40,681        110,431         72,087            -       102,695
Employee                            901,455      131,193       98,737        263,377        172,510            -       235,638
Rollovers                            38,561            -       13,299         18,850              -            -         6,412

   Total contributions            1,325,771      191,054      152,717        392,658        244,597            -       344,745

   Total additions                1,707,559      223,276      184,340        519,696        300,152       14,303       465,792

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Disbursements to terminated
  participants                     (386,092)     (87,532)     (14,833)       (52,302)       (80,564)     (26,552)     (124,309)

NET TRANSFERS AMONG FUNDS                 -       34,345       (2,178)          (646)      (162,981)     220,805       (89,345)

NET INCREASE                      1,321,467      170,089      167,329        466,748         56,607      208,556       252,138

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of the Year           3,097,798      438,738      191,257        533,217        656,014      125,774     1,152,798

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  End of the Year                $4,419,265     $608,827     $358,586       $999,965      $ 712,621     $334,330    $1,404,936


See notes to financial statements.


CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN

1.   DESCRIPTION OF PLAN

     The following description of the California Energy Company, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     General - On August 26, 1989, California Energy Company, Inc. (the "Company") established the Plan with an effective date retroactive to January 1, 1989. The Plan is a defined contribution plan covering all active employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Effective January 1, 1994, the assets, amounting to approximately
     $900,000, of the Ben Holt Co. Employees 401(k) & Profit Sharing Plan were merged into the Plan. A portion of such assets are invested in the New England Guaranteed Investment Fund; however, no new investments are allowed in the New England Guaranteed Investment Fund.

     Trustee - The Dreyfus Trust Company ("Dreyfus") is the Plan Trustee and executes all investment transactions and recordkeeping. All investment transactions are determined based on the allocation of investments as directed by the participants.

     Contributions - Participants may make salary deferrals up to a maximum of the lesser of 15% of the participant's eligible salary or $9,240 and $8,994 per year in 1994 and 1993, respectively.

     The Company matches employee contributions at 100 percent of the first $1,000 up to a maximum of 10 percent of each participant's eligible earnings as defined and 30 percent of the amount above $1,000 up to 10 percent of each participant's eligible earnings as defined.

     Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings (or losses). Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting - Participants are immediately vested in their salary deferral contributions, the Company's matching contributions and net earnings thereon.

     Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the fair value of his or her account or maintain the account with the Plan until retirement. "Pre-'91 Accruals," as defined, may be payable in the form of non-transferable annuity contracts.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting. Investments are stated at fair value. The Company common stock is valued at the last published sales price at the end of the Plan year as reported on the New York Stock Exchange. The Dreyfus funds are valued at the net asset value per share at the end of the plan year. The Guaranteed Investment Fund Trust (renamed as the Capital Preservation Fund by Dreyfus as of January 1, 1994) and the
      New England Guaranteed Investment Fund assets are valued at contract value. Participant loans are valued at cost which approximates fair value.

      Administrative Expenses - All costs of Plan administration are paid by the Company.

      Benefits Payable - As of December 31, 1994 and 1993, net assets available for benefits included benefits of $135 and $8,916, respectively, due to participants who have withdrawn from participation in the Plan.

      Net Appreciation (Depreciation) in the Fair Value of Investments - The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such amounts are based on the beginning of the year fair value, or cost if purchased during the year.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 11, 1990, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
      (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Under the provisions of Section 401(k) of the Internal Revenue Code, contributions to the Plan are not taxable to the participants until distributed.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, affected participants will receive all amounts credited to their accounts.

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1994.

      Net assets available for benefits per the
        financial statements                                 $6,497,198
      Amounts allocated to withdrawing participants                 135

      Net assets available for benefits per the Form 5500    $6,497,333

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ending December 31, 1994:

      Benefits paid to participants per the
        financial statements                                     $551,497
      Add:  Amounts allocated to withdrawing participants at
        December 31, 1994                                             135

      Benefits paid to participants per the Form 5500            $551,632

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1994, but not yet paid as of that date.

6.    LOANS TO PARTICIPANTS

      Active participants may borrow from their vested account balances subject to certain limitations. These loans bear interest at the prime rate plus 1% (which is fixed at the inception of the loan) and maturities may not exceed five years. At December 31, 1994 and 1993, loans outstanding bear interest rates of 7.0% to 8.75% and 7.0% to 7.5%, respectively.

7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Dreyfus Trust Company. The Dreyfus Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

8.    SUBSEQUENT EVENT

      The Company has acquired all of the outstanding equity interest in Magma Power Company in a two-step transaction to be accounted for as a purchase according to terms of a merger agreement whereby on January 10, 1995, the Company acquired approximately 51% of the outstanding shares of Magma Power Company common stock through a cash tender offer and on February 24, 1995 the Company acquired the remaining 49% of Magma Power Company Common Stock not owned by the Company through a merger.

      On April 1, 1995 all of the assets, approximately $7,199,000, of the Magma Power Company Retirement Savings Plan were merged into the Plan.

CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994



Column A     Column B                                     Column C                           Column D          Column E
                                                          Description of Investment,
                                                          Including Collateral, Rate
             Identity of Issue, Borrower,                 of Interest, Maturity Date,                            Current
             Lessor, or Similar Party                     Par, or Maturity Value                Cost              Value

             LaSalle National Trust                       Capital Preservation Fund          $  803,968        $  803,968

*            Dreyfus Corporation                          Capital Value Fund                    601,373           569,820

*            Dreyfus Corporation                          New Leaders Fund                    1,344,678         1,267,185

*            Dreyfus Corporation                          GNMA Fund                             832,576           764,833

*            California Energy                            Common Stock                        1,610,507         1,612,188

*            Dreyfus Corporation                          Money Market Fund                      47,511            47,511

             The New England                              Guaranteed Investment Contracts       730,629           730,629

             Participant Loans                            Various loans; 7.0% to 8.75%          577,053           577,053

             Total investments                                                               $6,548,295        $6,373,187

* Party-in-interest.


CALIFORNIA ENERGY COMPANY, INC. 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994


SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
Column A                        Column B                      Column C      Column D      Column E       Column F       Column G

                                                                                           Total           Total
                                                                                           Dollar          Dollar
                                                              Number of     Number of     Value of         Value of      Net Gain
Identity of Party Invoked       Description of Assets         Purchases       Sales       Purchases        Sales         (Loss)

* Dreyfus Corporation           Money Market Fund                191          60          $ 944,330      $ 939,900      $      -

* California Energy             Common Stock                      33          14            741,283        155,120        15,025

* Dreyfus Corporation           Capital Value Fund                70          34            363,088        108,591        (1,712)

* Dreyfus Corporation           New Leader Fund                   81          46            789,988        389,912           797

* Dreyfus Corporation           GNMA Fund                         78          63            450,010        312,162       (19,504)

  LaSalle National Trust        Capital Preservation Fund         85          45            428,557        217,884             -

*  Party-in-Interest.